SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For June, 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If ''Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

Exhibits
99.1	Bear Stearns 18th Annual Technology Conference, New York, NY, presentation dated June 11, 2007

99.2	ASML Convenes Extraordinary General Meeting of Shareholders in Relation to Plans for Optimization of Capital Structure, press release dated June 14, 2007

99.3	Terms and Conditions of ASML Holding N.V. 5.75% Notes due 2017, excerpt from final offering memorandum, June 11, 2007
     “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: July 6, 2007	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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